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                          March 22, 2024

       Todd Harris, Ph.D.
       Chief Executive Officer
       Tyra Biosciences, Inc.
       2656 State Street
       Carlsbad, CA 92008

                                                        Re: Tyra Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 19,
2024
                                                            File No. 333-278068

       Dear Todd Harris:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Cheston Larson